SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 11)*

CLEARWIRE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number)

Michael J. Egan King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

David L. Caplan Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064	Arthur J. Steinhauer, Esq. Sabin, Bermant & Gould LLP Four Times Square Street Address New York, New York 10036

Stephen C. Davis Davis Wright Tremain LLP 1201 Third Avenue, Suite 2200 Seattle, Washington 98101

June 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 18538Q 105	13D	Page 1 of 22

(1)	Name of reporting person: Sprint Nextel Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 705,359,348*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 705,359,348*
(11)	Aggregate amount beneficially owned by each reporting person: 705,359,348*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 57.0%*
(14)	Type of reporting person: HC

*	See discussion in Items 4 through 6 of the Statement on Schedule 13D filed on December 5, 2008, as amended (the “Schedule 13D”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment No. 11 to Statement on Schedule 13D (this “Amendment”) nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 2 of 22

(1)	Name of reporting person: Sprint HoldCo, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 705,359,348*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 705,359,348*
(11)	Aggregate amount beneficially owned by each reporting person: 705,359,348*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 57.0%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
*	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 3 of 22

(1)	Name of reporting person: Comcast Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Pennsylvania
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 88,504,132*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 88,504,132*
(11)	Aggregate amount beneficially owned by each reporting person: 88,504,132*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 14.2%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 4 of 22

(1)	Name of reporting person: Comcast Wireless Investment I, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 12,352,941*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,352,941*
(11)	Aggregate amount beneficially owned by each reporting person: 12,352,941*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 2.3%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 5 of 22

(1)	Name of reporting person: Comcast Wireless Investment II, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 12,352,941*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,352,941*
(11)	Aggregate amount beneficially owned by each reporting person: 12,352,941*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 2.3%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 6 of 22

(1)	Name of reporting person: Comcast Wireless Investment III, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 12,352,941*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,352,941*
(11)	Aggregate amount beneficially owned by each reporting person: 12,352,941*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 2.3%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 7 of 22

(1)	Name of reporting person: Comcast Wireless Investment IV, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 12,352,941*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,352,941*
(11)	Aggregate amount beneficially owned by each reporting person: 12,352,941*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 2.3%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 8 of 22

(1)	Name of reporting person: Comcast Wireless Investment V, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 12,352,941*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,352,941*
(11)	Aggregate amount beneficially owned by each reporting person: 12,352,941*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 2.3%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 9 of 22

(1)	Name of reporting person: Comcast Wireless Investment VI, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 26,739,427*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 26,739,427*
(11)	Aggregate amount beneficially owned by each reporting person: 26,739,427*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 4.8%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 18538Q 105	13D	Page 10 of 22

(1)	Name of reporting person: Time Warner Cable Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 46,404,782*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 46,404,782*
(11)	Aggregate amount beneficially owned by each reporting person: 46,404,782*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 8.0%*
(14)	Type of reporting person: CO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 11 of 22

(1)	Name of reporting person: Time Warner Cable LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 46,404,782*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 46,404,782*
(11)	Aggregate amount beneficially owned by each reporting person: 46,404,782*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 8.0%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 12 of 22

(1)	Name of reporting person: TWC Wireless Holdings I LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 15,468,261*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 15,468,261*
(11)	Aggregate amount beneficially owned by each reporting person: 15,468,261*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 2.8%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 13 of 22

(1)	Name of reporting person: TWC Wireless Holdings II LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 15,468,261*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 15,468,261*
(11)	Aggregate amount beneficially owned by each reporting person: 15,468,261*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 2.8%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 14 of 22

(1)	Name of reporting person: TWC Wireless Holdings III LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 15,468,260*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 15,468,260*
(11)	Aggregate amount beneficially owned by each reporting person: 15,468,260*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 2.8%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 15 of 22

(1)	Name of reporting person: Bright House Networks, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 8,474,440*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,474,440*
(11)	Aggregate amount beneficially owned by each reporting person: 8,474,440*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 1.6%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 16 of 22

(1)	Name of reporting person: BHN Spectrum Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 8,474,440*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,474,440*
(11)	Aggregate amount beneficially owned by each reporting person: 8,474,440*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 1.6%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 17 of 22

(1)	Name of reporting person: Newhouse Broadcasting Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 8,474,440*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,474,440*
(11)	Aggregate amount beneficially owned by each reporting person: 8,474,440*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 1.6%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 18 of 22

(1)	Name of reporting person: Eagle River Holdings, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Washington
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 34,026,470
	(8)	Shared Voting Power: *
	(9)	Sole dispositive power: 34,026,470
	(10)	Shared dispositive power: *
(11)	Aggregate amount beneficially owned by each reporting person: 34,026,470*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 6.3%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

CUSIP No. 18538Q 105	13D	Page 19 of 22

(1)	Name of reporting person: Craig O. McCaw
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 34,042,970
	(8)	Shared Voting Power: *
	(9)	Sole dispositive power: 34,042,970
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 34,042,970
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 6.3%*
(14)	Type of reporting person: IN

*	See discussion in Items 4 through 6 of the Schedule 13D. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Equityholders’ Agreement described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

This Amendment No. 11 (this “Amendment”) amends and supplements the Statement on Schedule 13D which was jointly filed on December 5, 2008, as amended by Amendment No. 1 to the Statement on Schedule 13D which was jointly filed on February 27, 2009, as amended by Amendment No. 2 to the Statement on Schedule 13D which was jointly filed on November 12, 2009, as amended by Amendment No. 3 to the Statement on Schedule 13D which was jointly filed on December 22, 2009, as amended by Amendment No. 4 to the Statement on Schedule 13D which was jointly filed on December 7, 2010, as amended by Amendment No. 5 to the Statement on Schedule 13D which was jointly filed on December 14, 2010, as amended by Amendment No. 6 to the Statement on Schedule 13D which was jointly filed on May 13, 2011, as amended by Amendment No. 7 to the Statement on Schedule 13D which was jointly filed on June 8, 2011, as amended by Amendment No. 8 to the Statement on Schedule 13D which was jointly filed on December 16, 2011, as amended by Amendment No. 9 to the Statement on Schedule 13D which was jointly filed on February 24, 2012 and as amended by Amendment No. 10 to the Statement on Schedule 13D which was jointly filed on March 14, 2012 (“Amendment No. 10” and collectively, the “Schedule 13D”) on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo” and together with Sprint, the “Sprint Entities”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment I, Inc., a Delaware corporation (“Comcast I”), Comcast Wireless Investment II, Inc., a Delaware corporation (“Comcast II”), Comcast Wireless Investment III, Inc., a Delaware corporation (“Comcast III”), Comcast Wireless Investment IV, Inc., a Delaware corporation (“Comcast IV”), Comcast Wireless Investment V, Inc., a Delaware corporation (“Comcast V”), Comcast Wireless Investment VI, Inc., a Delaware corporation (“Comcast VI” and, collectively with Comcast, Comcast I, Comcast II, Comcast III and Comcast IV, the “Comcast Entities”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Time Warner Cable LLC, a Delaware limited liability company (“TWC LLC”), TWC Wireless Holdings I LLC, a Delaware limited liability company (“TWC I”), TWC Wireless Holdings II LLC, a Delaware limited liability company (“TWC II”), TWC Wireless Holdings III LLC, a Delaware limited liability company (“TWC III” and, collectively with TWC, TWC LLC, TWC I and TWC II, the “TWC Entities”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), Eagle River Holdings, LLC, a Washington limited liability company (“ERH”) and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”). We refer to the Sprint Entities, the Comcast Entities, the TWC Entities, the BHN Entities and the ERH Entities collectively as the “Reporting Persons” and to each as a “Reporting Person”. All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds in the amount of $7,741.34 for the reacquisition of the previously surrendered Issuer’s securities pursuant to the Equityholders’ Agreement, as described in Item 5(c), was from Sprint’s working capital.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby replaced in their entirety with the following:

(a)-(b) As of June 8, 2012, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Reporting Person (1)	Class A Common Stock	% of Class A (2)	Class B Common Stock	% of Class B (2)	% Voting
Sprint Entities (3)	705,359,348	57.0%	705,359,348	76.9%	48.6%
Comcast (4)	88,504,132	14.2%	88,504,132	9.7%	6.1%
Comcast I (5)	12,352,941	2.3%	12,352,941	1.3%	0.9%
Comcast II (5)	12,352,941	2.3%	12,352,941	1.3%	0.9%
Comcast III (5)	12,352,941	2.3%	12,352,941	1.3%	0.9%
Comcast IV (5)	12,352,941	2.3%	12,352,941	1.3%	0.9%
Comcast V (5)	12,352,941	2.3%	12,352,941	1.3%	0.9%
Comcast VI (6)	26,739,427	4.8%	26,739,427	2.9%	1.8%
ERH(7)	34,026,470	6.3%	2,728,512	*	2.3%

Reporting Person (1)	Class A Common Stock	% of Class A (2)	Class B Common Stock	% of Class B (2)	% Voting
TWC (8)	46,404,782	8.0%	46,404,782	5.1%	3.2%
TWC LLC (8)	46,404,782	8.0%	46,404,782	5.1%	3.2%
TWC I (9)	15,468,261	2.8%	15,468,261	1.7%	1.1%
TWC II (9)	15,468,261	2.8%	15,468,261	1.7%	1.1%
TWC III (9)	15,468,260	2.8%	15,468,260	1.7%	1.1%
Craig O. McCaw (10)	34,042,970	6.3%	2,728,512	*	2.3%
BHN Entities (11)	8,474,440	1.6%	8,474,440	*	*

Less	than 1%
(1)	By virtue of the Equityholders’ Agreement, each of the Reporting Persons, together with the Intel Entities, Intel Capital, Intel Cayman, and Middlefield, may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over 705,359,348 shares of Class A Common Stock beneficially owned by the Sprint Entities, 94,076,878 shares of Class A Common Stock beneficially owned by Intel (which includes 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman, and 65,644,812 shares of Class B Common Stock held by the Intel Entities), 88,504,132 shares of Class A Common Stock beneficially owned by the Comcast Entities, 34,026,470 shares of Class A Common Stock beneficially owned by ERH (which includes 375,000 shares of Class A Common Stock issuable on exercise of warrants issued to ERH), 46,404,782 shares of Class A Common Stock beneficially owned by the TWC Entities and 8,474,440 shares of Class A Common Stock beneficially owned by the BHN Entities. As described in Item 6 of the Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors. The persons listed in the table disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders (other than the shares of capital stock beneficially owned by their affiliates).
(2)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of June 8, 2012. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock are based on 533,127,536 shares of Class A Common Stock and 917,116,026 shares of Class B Common Stock reported by the Issuer as outstanding as of April 30, 2012, plus an additional number of shares that the Reporting Persons have been informed have been issued by the Issuer since April 30, 2012, including the Reacquired Shares (as defined below).
(3)	Consists of 705,359,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo.
(4)	Consists of 88,504,132 shares of Class B Common Stock beneficially owned by the Comcast Entities. By virtue of the fact that each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI is a wholly-owned subsidiary of Comcast, Comcast may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of Comcast I, Comcast II, Comcast III, Comcast IV, Comcast V and Comcast VI.
(5)	Consists of 12,352,941 shares of Class B Common Stock beneficially owned by each of Comcast I, Comcast II, Comcast III, Comcast IV and Comcast V.
(6)	Consists of 26,739,427 shares of Class B Common Stock beneficially owned by Comcast VI.
(7)	Consists of 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 375,000 shares of Class A Common Stock issuable on exercise of warrants, and 2,728,512 shares of Class B Common beneficially owned by ERH. ERH is controlled by Mr. McCaw. The manager of ERH is Eagle River Inc., an entity controlled by and wholly-owned by Mr. McCaw.
(8)	Consists of 46,404,782 shares of Class B Common Stock beneficially owned by the TWC Entities. By virtue of the fact that each of TWC I, TWC II and TWC III is a wholly-owned subsidiary of TWC and TWC LLC, TWC and TWC LLC may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by each of TWC I, TWC II and TWC III.
(9)	Consists of 15,468,261, 15,468,261, and 15,468,260 shares of Class B Common Stock beneficially owned by TWC I, TWC II, and TWC III, respectively.
(10)	Consists of 16,500 shares of Class A Common Stock beneficially owned by Mr. McCaw, 30,922,958 shares of Class A Common Stock beneficially owned by ERH, 375,000 shares of Class A Common Stock issuable on exercise of warrants issued to ERH, and 2,728,512 shares of Class B Common.
(11)	Consists of 8,474,440 shares of Class B Common Stock beneficially owned by the BHN Entities.

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D and (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D.

In addition to the beneficial ownership of the Reporting Persons described herein, the Intel Entities, Intel Capital, Intel Cayman and Middlefield may be deemed to be members of a “group” under Section 13(d) of the Act with the Reporting Persons by virtue of the Equityholders’ Agreement and have reported their beneficial ownership of securities of the Issuer separately, including the disclosure contained in Amendment No. 12 to Statement on Schedule 13D filed on April 13, 2012 (the “Intel 13D/A”). The Intel 13D/A reports beneficial ownership of 94,076,878 shares of Class A Common Stock (which consists of 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman and 65,644,812 shares of Class B Common Stock held by the Intel Entities), representing 15.7% of the Class A Common Stock. The Intel 13D/A also reported that, effective April 12, 2012, Intel Entity B and Intel Entity C were merged with and into Intel Entity A, with Intel Entity A being the surviving corporation. As a result of such merger, the shares of Class B Common Stock and Clearwire Communications Class B Common Interests that were held of record by Intel Entity B and Intel Entity C prior to such merger are now held of record by Intel Entity A. Thus, as of April 12, 2012, the terms “Intel Entities” or “Intel Entity” as used herein shall refer to Intel Entity A (and exclude Intel Entity B and Intel Entity C). The merger did not affect the beneficial ownership of the shares of Class A Common Stock by the Intel Entities, Intel Capital, Intel Cayman and Middlefield.

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons, (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendices A-1 and A-2 of the Schedule 13D, (iii) to the Comcast Entities’ knowledge, the persons set forth on Appendices B-1 through B-7 of the Schedule 13D, (iv) to the TWC Entities’ knowledge, the persons set forth on Appendices C-1 through C-5 of the Schedule 13D and (v) to the BHN Entities’ knowledge, the persons set forth on Appendices D-1 through D-3 of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to June 15, 2012.

(c)

On June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement (as amended by the Equityholders’ Agreement Amendment), the Sprint Entities notified Clearwire and Clearwire Communications that Sprint HoldCo was revoking its previous surrender of 77,413,434 shares of Class B Common Stock (the “Reacquired Shares”). In connection with such revocation and the reissuance to Sprint HoldCo of such shares, Sprint HoldCo made a payment to Clearwire equal to $7,741.34, which is the aggregate par value of the shares to be reissued, as more fully described in the Notice dated June 8, 2012 from the Sprint Entities to the persons listed on Exhibit A thereto (the “EHA Revocation Notice”). Sprint HoldCo initially surrendered the Reacquired Shares pursuant to the Equityholders’ Agreement (as amended by the Equityholders’ Agreement Amendment) to reduce its voting interest to less than 50% of Clearwire’s aggregate voting power in order to eliminate any risk that a breach or default by Clearwire under its debt agreements could trigger a cross-default or cross-acceleration under Sprint’s debt agreements. Due to issuances of securities by Clearwire since such surrender date, Sprint HoldCo is able to have such shares reissued to it as contemplated by the Equityholders’ Agreement (as amended by the Equityholders’ Agreement Amendment) and still maintain a voting interest of less than 50%. The foregoing summary of the EHA Revocation Notice is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as 99.23 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

99.23	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

Sprint Nextel Corporation

By	/s/ Timothy P. O’Grady
Name: Timothy P. O’Grady
Title: Vice President

Sprint HoldCo, LLC

By	/s/ Timothy P. O’Grady
Name: Timothy P. O’Grady
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

Comcast Corporation

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

Comcast Wireless Investment I, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

Comcast Wireless Investment II, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

Comcast Wireless Investment III, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

Comcast Wireless Investment IV, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

Comcast Wireless Investment V, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

Comcast Wireless Investment VI, Inc.

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

Time Warner Cable Inc.

By	/s/ David A. Christman
Name: David A. Christman
Title: Senior Vice President

Time Warner Cable LLC

By	/s/ David A. Christman
Name: David A. Christman
Title: Senior Vice President

TWC Wireless Holdings I LLC

By	/s/ David A. Christman
Name: David A. Christman
Title: Senior Vice President

TWC Wireless Holdings II LLC

By	/s/ David A. Christman
Name: David A. Christman
Title: Senior Vice President

TWC Wireless Holdings III LLC

By	/s/ David A. Christman
Name: David A. Christman
Title: Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

Bright House Networks, LLC

By	/s/ Donald E. Newhouse
Name: Donald E. Newhouse
Title: Vice President

BHN Spectrum Investments, LLC

By	/s/ Donald E. Newhouse
Name: Donald E. Newhouse
Title: Vice President

Newhouse Broadcasting Corporation

By	/s/ Donald E. Newhouse
Name: Donald E. Newhouse
Title: Vice President

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

Eagle River Holdings, LLC

By	/s/ Amit Mehta
Name: Amit Mehta
Title: VP

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

Craig O. McCaw

By	/s/ Craig O. McCaw
Name: Craig O. McCaw

EXHIBIT INDEX

Exhibit	Description

99.1	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008)

99.2	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.3	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.4	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC*

99.5	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.6	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.7	Joint Filing Agreement, dated as of November 28, 2008, among the Reporting Persons and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield*

99.8	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.9	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Communication, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC*

99.10	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation

Exhibit	Description

2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation*

99.11	Form of Lock-up Agreement, dated as of December 1, 2010*

99.12	Form of Preemptive Rights Waiver, dated as of December 1, 2010*

99.13	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

99.14	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement*

99.15	Commitment Agreement, dated November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the Note attached as Exhibit B) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.16	Letter Agreement, dated November 30, 2011, by and among Clearwire Corporation, Clearwire Communications, LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.17	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated December 12, 2011, regarding Notice of Exercise of Preemptive Rights*

99.18	Investment Agreement, dated December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC*

99.19	Form of 2011 Lock-Up Agreement*

99.20	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc.*

99.21	Letter to the Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated February 7, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement*

99.22	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated February 16, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement*

99.23	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement

*	Previously filed.